December 13, 2010

Mr. Kenneth E. Cruse
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, California 92656

> **Re:** **Sunstone Hotel Investors, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on February 23, 2010**
> **File No. 001-32319**

Dear Mr. Kenneth E. Cruse:

We have reviewed your response letter dated December 10, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Non-GAAP Financial Measures, page 35

1. We have considered your response to comment one. Please clarify how adjusting for loan penalties and fees to arrive at EBITDA meets the criteria outlined within the Exchange Act Release No. 47226.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3472 if you have any questions.

Sincerely,

Yolanda Crittendon
Staff Accountant